December 8, 2005

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street NE

Washington, D.C. 20549

Re:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of November 29, 2005, we have enclosed our response on the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman

Thomas C. Freyman

Executive Vice President, Finance

and Chief Financial Officer

Enclosure

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 48

1.                           We note that you accrue for “probable” product liability losses “that are not covered by product liability insurance.”  Please provide us with additional information, in a disclosure-type format, to clarify your accounting policy for probable losses that are covered by insurance and tell us how your policy complies with paragraph 8 of SFAS No. 5 and the provisions of FIN 39.  Additionally, please provide us, in a disclosure-type format, any additional disclosures that may be required under SAB No. 92, Topic 5Y for losses accrued and reasonably possible losses whether or not covered by insurance.

Response:

We believe that our policy complies with paragraph 8 of SFAS No. 5 because Abbott accrues a loss when both of the following conditions are met:

a.               Information available prior to the issuance of financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements, and

b.              The amount of the loss can be reasonably estimated.

Each quarter, or earlier upon receipt of a large claim (relative to the deductible), Abbott notifies its insurance carrier of its claims.  When claims received are in excess of the Abbott deductible, and when Abbott believes it is probable the claim is covered by insurance, the claim is recorded net of the receivable. Shortly after notification to the carrier, the claim is acknowledged by the carrier. Abbott acknowledges that under FIN 39, the receivable would be presented gross as an asset.  Since the receivables netted against reserves at December 31, 2004 were $41 million, or less than .2% of Total Assets, Abbott netted the receivable against the liability, on the basis of immateriality.  In order to improve its presentation of the receivable, Abbott will present the receivable in Current Assets or Long-term Assets prospectively.

Accordingly, we would propose to replace the current disclosure with the following in our Form 10-K for the fiscal year ending December 31, 2005.

Abbott accrues for product liability claims, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information.  The liabilities are adjusted quarterly as additional information becomes available.  Receivables for insurance recoveries for product liability claims are recorded as assets on an undiscounted basis, when it is probable that a recovery will be realized.

Abbott advises that product liability reserves are not material ($64 million, or less than 1% of Current Liabilities before offset).  However, should material product liability losses arise, Abbott would follow the disclosure requirements of SAB No. 92, Topic 5Y.